                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549


                                SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (AMENDMENT NO. __________)*

                                MFRI, INC.
                             (Name of Issuer)

                         COMMON STOCK, NO PAR VALUE
                      (Title of Class of Securities)

                                552721 11 02
                               (CUSIP Number)


                                DAVID UNGER
                             7720 LEHIGH AVENUE
                            NILES, ILLINOIS 60714
                                 (847) 966-1000
                        (Name, Address and Telephone Number
                          of Person Authorized to Receive
                            Notices and Communications)

                              DECEMBER 30, 1996
              (Date of Event Which Requires Filing of this Statement)

                          (continued on following pages)

                                (Page 1 of 7 pages)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     NOTE:   Six  copies  of this statement, including all exhibits, should  be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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 CUSIP No. 552721 11 02                13D                 Page 2 of 7 pages




1       NAME OF REPORTING PERSONS                  David Unger
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]
                                                                    (b) [x]
3       SEC USE ONLY

4       SOURCE OF FUNDS* (See Item 3)                       OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        TO ITEMS 2(d) or 2(e)                                 [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION              U.S.

    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7       SOLE VOTING POWER                               518,677

8       SHARED VOTING POWER                              29,859

9       SOLE DISPOSITIVE POWER                          434,063

10      SHARED DISPOSITIVE POWER                        114,473

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     548,536

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                          [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               11.1%

14     TYPE OF REPORTING PERSON*                                        IN

              * SEE INSTRUCTIONS BEFORE FILLING OUT!
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 CUSIP No. 552721 11 02                     13D             Page 3 of 7 pages

                           INTRODUCTION

     This Statement constitutes the initial filing of David Unger (the "Reporting Person"), Chairman of the Board of MFRI, Inc. (the "Company" or "MFRI"). On December 30, 1996, pursuant to an Agreement for Merger dated October 25, 1996 by and between Midwesco, Inc. ("Midwesco") and MFRI, as amended, Midwesco merged with and into MFRI. Prior to the consummation of
   the   Merger   ("Merger  Consideration"),  the  Reporting  Person  owned
 approximately 23% of the outstanding capital stock of Midwesco. As consideration for the Merger, MFRI issued an aggregate of 2,124,298 shares of common stock, par value $.01 per share, of MFRI ("MFRI Common Stock") to Midwesco's shareholders, 489,927 shares of which were issued to the Reporting Person or 183.7 shares of MFRI Common Stock for each share of Midwesco capital stock owned by him immediately prior to the Merger.

 ITEM 1.       SECURITY AND ISSUER

          The class of equity securities to which this Statement relates is the MFRI Common Stock. The Company's principal executive offices are located at 7720 Lehigh Avenue, Niles, Illinois 60714.

 ITEM 2.       IDENTITY AND BACKGROUND

          (a)            Name:     David Unger

          (b) and (c)    Present Principal Occupation and Business Address:

                         Chairman of the Board
                         MFRI, Inc.
                         7720 Lehigh Avenue
                         Niles, Illinois 60714

          (d) and (e) The Reporting Person has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

 ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          As a result of the Reporting Person's ownership of capital stock of Midwesco, he received 489,927 shares of MFRI Common Stock in the Merger.

 ITEM 4.       PURPOSE OF THE TRANSACTION

          (a)-(c) and (e)-(j) Other than the Merger, which was consummated on December 30, 1996, the Reporting Person has no plans or proposals that would result in any of the consequences listed in paragraphs (a)-(c) and (e)-(j) of Item 4 of Schedule 13D.

          (d) As stated in the definitive proxy statement dated November 12, 1996 relating to the Special Meeting of stockholders of MFRI held on December 16, 1996, the Board of Directors of MFRI intends to elect Bradley E. Mautner as Vice President of MFRI and Don Gruenberg as Vice President and Director of MFRI.


                  [continued on following pages]
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 CUSIP No. 552721 11 02            13D                      Page 4 of 7 pages



 ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

          (a), (b) and (c) Set forth in the table below are the number and percentage of shares of MFRI Common Stock beneficially owned by the Reporting Person:

     Number of           Number of           Number of
     Shares              Shares              Shares
     Beneficially        Beneficially        Beneficially
     Owned with          Owned with          Owned with
     Sole                Shared              Sole
     VOTING POWER        VOTING POWER        DISPOSITIVE POWER

     518,677 (1)         29,859 (2)          434,063 (3)


     Number of
     Shares              Aggregate
     Beneficially        Number of           Percentage
     Owned with          Shares              of Shares
     Shared              Beneficially        Beneficially
     DISPOSITIVE POWER   OWNED               OWNED

     114,473 (4)         548,536 (1)(2)      11.1%


     __________________

     (1) Includes 489,927 shares of MFRI Common Stock acquired in the Merger. See "Introduction." The Filing person has effected no other transactions in MFRI Common Stock during the past 60 days. Also includes 28,750 shares that are subject to stock options granted by MFRI that were exercisable on December 30, 1996 or which have or will become exercisable within 60 days thereafter.

     (2) Includes 17,000 shares of MFRI Common Stock held in joint tenancy with the Reporting Person's spouse, 8,500 of which the Reporting Person disclaims beneficial ownership of. Also includes 12,859 shares owned by the Reporting Person's spouse (all of which were acquired in the Merger), and all of which the Reporting Person disclaims beneficial ownership of.

     (3) Represents shares identified in Note (1), less shares placed in escrow pursuant to the Merger Agreement (the "Escrow Shares").

     (4)  Represents shares identified in Note (2), plus the Escrow Shares.


 ITEM 6.  CONTRACT,  ARRANGEMENTS,  UNDERSTANDING   OR  RELATIONSHIPS  WITH
          RESPECT TO SECURITIES OF ISSUER

          Pursuant to the Merger Agreement, the shareholders of Midwesco placed an aggregate of 300,000 shares of MFRI Common Stock received by them in the Merger (including 69,188 shares owned by the Reporting Person) in an escrow account to support Midwesco's indemnification obligations under the Merger Agreement and up to 66,890 additional shares (including 15,426 shares owned by the Reporting Person) in a special escrow related to the litigation liabilities assumed by MFRI. The Reporting Person retains all voting and divided rights relating to such shares. Except for the Merger Agreement, and the stock options granted under MFRI's stock option plans, the Reporting Person is not a party to any contracts, arrangements or understandings with respect to any securities of MFRI.

 ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

          Exhibit A -  Agreement for Merger, dated October 25, 1996, by and between MFRI, Inc. and Midwesco, Inc. [Incorporated by reference to Appendix A of the Company's Proxy Statement dated November 12, 1996 relating to the Special Meeting of Stockholders held on December 16, 1996 (SEC File No. 1-18370)]

          Exhibit B - Agreement  and Plan  of  Merger,  as  amended,  dated
                      October 25, 1996, by and between MFRI, Inc. and Midwesco, Inc. [Incorporated by reference to
                      Exhibit 2.2 of the Current Report on Form 8-K of MFRI, Inc. dated December 30, 1996 (SEC File No. 1-18370)]



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 CUSIP No. 552721 11 02            13D                      Page 5 of 7 pages



     After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  January 9, 1997


                         /S/  DAVID UNGER
                         DAVID UNGER